Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Change of Transfer Agent and Shareholder Rights Plan

December 5, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces the appointment of Computershare Investor Services Inc. ("Computershare") as Caledonia’s transfer agent and registrar. Accordingly, Computershare will now be responsible for all transfers of Caledonia shares through their office in Toronto and in the United States, through Computershare's U.S. affiliate, Computershare Trust Company, N.A. in Denver. Computershare has also been appointed to establish a Depository Interest (“DI”) mechanism for Caledonia’s shares which are held in the UK and are traded on AIM.

Shareholders need take no action in respect of the change in transfer agent and register and the creation of the DI.  If shareholders need to contact Computershare in the future, the contact details of the relevant Computershare offices are set out at the end of this News Release.

The appointment of Computershare will give Caledonia greater flexibility with regard to the payment of future dividends.  Caledonia shareholders who are registered with addresses in the United States of America and the United Kingdom will receive future dividends in US Dollars and Sterling, respectively.  All other shareholders will continue to receive their dividends in Canadian dollars.

Caledonia has also appointed Computershare to provide Direct Registration System (DRS) services.  DRS allows Caledonia shareholders who do not wish to hold their shares in nominees accounts in the name of their financial adviser or stock-broker to hold their Caledonia shares in “book-entry” form with Computershare without having a physical security certificate issued as evidence of ownership.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Computershare Investor Services Inc. at 1-800-564-6253 toll free North American number For Shareholders outside North American at 514-982-7555
Computershare UK	Computershare Investor Services PLC at +44 (0)870 702 0000

In connection with the appointment of Computershare as transfer agent and registrar, the Company has replaced its existing shareholder rights plan and entered into a new shareholder rights plan (the “Rights Plan”) with Computershare effective December 5, 2013, which is substantially similar to its existing rights plan.  The purpose of the Rights Plan is to provide the board of directors of the Company with additional time, in the event of an unsolicited take-over bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of all shareholders in the context of an acquisition of control, and lessen the pressure on shareholders to tender to an unsolicited bid.

If a person, or a group acting jointly or in concert (each, an “Offeror”), acquires beneficial ownership of 20% or more of the then outstanding common shares (other than pursuant to an exemption available under the Rights Plan), rights issuable under the Rights Plan (the “Rights”) (other than those held by such Offeror, which will become void) will separate and permit the holders thereof to purchase additional shares at a substantial discount to the market price of the shares at that time. Pursuant to the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger a separation under the Rights Plan. These criteria require, among other things, that the bid be made by way of a take-over bid circular to all holders of voting shares other than the Offeror, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days.

The Rights Plan has been conditionally accepted by the Toronto Stock Exchange and is subject to ratification by the Company's shareholders within six months of the Rights Plan’s effective date. The Rights Plan has not been adopted in response to, or in anticipation of, any known or anticipated take-over bid or proposal to acquire control of the Company.

The Rights Plan is currently effective and will be submitted to shareholders for confirmation at the Company’s next annual general meeting, and will be posted on the Company’s website at this time.   A copy of the Rights Plan will be available under the Company’s profile on SEDAR at www.sedar.com.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751